





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CND FINANCIAL LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31240 BECK RD.
(No. and Street)

BULVERDE	TX	78163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILTON C. COLLIER 800-810-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	CELESTE	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MILTON C. COLLIER , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CND FINANCIAL LTD. , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER L. COX
MY COMMISSION EXPIRES
September 25, 2018

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have audited the accompanying statement of financial condition of CND Financial Ltd. (a Texas limited partnership) as of December 31, 2016, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of CND Financial Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CND Financial Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CND Financial Ltd.'s financial statements. The supplemental information is the responsibility of CND Financial Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS		
Cash	$	119,906
Prepaid expenses		459
Property and equipment, net		6,594
TOTAL ASSETS	**$**	**126,959**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	1,478
Partners' Capital		125,481
TOTAL LIABILITIES & PARTNERS' CAPITAL	**$**	**126,959**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:

Underwriting fees	$	536,684
Consulting fees		29,400
Total Revenues		566,084

Expenses:

Communications	23,566
Compensation and related costs	375,320
Occupancy and equipment costs	18,244
Professional fees	25,135
Promotion	4,944
Regulatory fees	14,409
Other expenses	10,491
Total Expenses	472,109

NET INCOME	$	**93,975**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

	General Partner		Limited Partners		Total	
Balances, December 31, 2015	$	6,441	$	10,065	$	16,506
Partners' contributions		15,000		-		15,000
Net income		940		93,035		93,975
Balances, December 31, 2016	$	**22,381**	$	**103,100**	$	**125,481**

The accompanying notes are an integral part of these financial statements.

4

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	93,975
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		875
Changes in assets and liabilities:		
Decrease in underwriting fees receivable		1,081
Increase in prepaid expenses		(414)
Decrease in accounts payable and accrued expenses		(3,768)
Net cash provided by operating activities		91,749
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(7,469)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' contributions		15,000
Net increase in cash		99,280
Cash at beginning of year		20,626
Cash at end of year	$	**119,906**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

There was no cash paid during the period for interest or income taxes

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

The Partnership's operations consist of providing best effort bond underwriting and consulting services for churches throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to five years.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Partnership recognizes underwriting revenue in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Partnership recognizes consulting fees when the services are provided.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

As of December 31, 2016, open Federal tax years subject to examination include the tax years ended December 31, 2013 through December 31, 2015.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Partnership has a net capital of $118,428, which was $113,428 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was 0.01 to 1.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$26,174
Accumulated depreciation	(19,580)
	$ 6,594

Depreciation expense totaled $875 for year ended December 31, 2016, and is included in occupancy and equipment costs in the accompanying statement of income.

NOTE 4 – RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATIONS

One of the Partnership's registered representatives generated approximately 65% of the Partnership's revenue and was due and paid approximately 47% of the Partnership's compensation during the year ended December 31, 2016. The two limited partners are individuals and registered representatives of the Partnership and generated approximately 26% of the Partnership's revenue and were due and paid approximately 49% of the Partnership's compensation during the year ended December 31, 2016. The Company is economically dependent upon the limited partners and other registered representative due to the concentration of services provided and revenue generated.

The Partnership leases software from a related company controlled by an officer of the Partnership. The agreement was for an original one year term and renews annually unless canceled by either party. The agreement calls for a base payment of $1,500 per month, with additional costs assessed for new users and custom programming. The related party company at its own discretion may waive receipt of the payments due under the agreement. Amounts incurred under this agreement totaled $18,000 for 2016 and is included in occupancy and equipment costs in the accompanying statement of income.

One of the limited partners provides office space to the Partnership at no cost to the Partnership.

NOTE 5 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2016, through February 22, 2017, the date which the financial statements were available to be issued.

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	125,481
Deductions and/or charges:		
Non-allowable assets		
Property and equipment, net		6,594
Prepaid expenses		459
Total deductions and/or charges		7,053
Net Capital	$	118,428

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses		1,478
Total aggregate idebtedness	$	1,478
Computation of basic net capital requirement		
Minimum net capital rqeuired (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	113,428
Ratio of aggregate indebtedness to net capital		.01 to 1

See accompanying report of independent registered public accounting firm.

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2016

Reconciliation of Computation of Net Capital

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by CND Financial Ltd on Form X-17A-5. Accordingly, no reconciliation is deemend necessary.

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CND Financial Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CND Financial Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) CND Financial Ltd. stated that CND Financial Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. CND Financial Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CND Financial Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND
FINANCIAL LTD

CND Financial LTD's Exemption Report

CND Financial LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(i) throughout the period January 1, 2016 to December 31, 2016 without exception.

CND Financial, LTD

I, Milton C. Collier swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Milton C. Collier
President

February 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Partners
CND Financial Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by CND Financial Ltd., and SIPC, solely to assist you and the other specified party in evaluating CND Financial Ltd.'s compliance with the applicable instructions of Form SIPC-7. CND Financial Ltd.'s management is responsible for CND Financial Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a $1 difference, with no effect on the assessment amount;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (no adjustments), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2017

